January 4, 2018

Via EDGAR

Ms. Cecilia Blye

Chief Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	RTI Surgical, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 13, 2017

File No.: 000-31271

Dear Ms. Blye,

RTI Surgical, Inc. (“the Company”) submits this letter in response to your comments as noted in your letter to the Company dated December 8, 2017 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Our responses to the Staff’s comments on the 2016 Form 10-K are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Comment 1.

Form 10-K for the year ended December 31, 2016

General

SEC comment: You identify Medtronic plc and Zimmer Biomet Holdings, Inc. as significant distributors, and Johnson & Johnson’s subsidiary DePuy Synthes as a distributor. Medtronic’s Form 10-K for the fiscal year ended April 28, 2017 discloses that some of its subsidiaries have dealings with Syria and Sudan. Zimmer and Johnson & Johnson reported sales to Syria and Sudan in publicly available letters to us in 2015 and 2016, respectively. Syria and Sudan are designated by the State Department as a state sponsor of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements, including the above distributors. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Management response:

The Company and its affiliated subsidiaries both domestically and internationally currently does not do business directly with Syria or Sudan and has had no contacts in either country since the Company’s German subsidiary ceased shipping product into Syria in October 2011. Consequently, there are no revenues, assets or liabilities related to any business of ours in those countries for the last three fiscal years and the nine months ended September 30, 2017. In addition, the Company and its affiliated subsidiaries do not possess any product registrations with either Syria or Sudan allowing the import and distribution of our implants.

The Company is a leader in the use of natural tissues, metals and synthetics to produce orthopedic and other surgical implants that repair and promote the natural healing of human bone and other human tissues and improve surgical outcomes. The Company processes donated human musculoskeletal and other tissue, including bone, cartilage, tendon, ligament, fascia lata, pericardium, sclera and dermal tissue, and bovine and porcine animal tissue in producing allograft and xenograft implants and manufactures metal and synthetic implants for distribution to hospitals and surgeons.

The Company markets and distributes our implants through its direct distribution force and non-exclusive commercial distributors including Medtronic plc, Zimmer Biomet Holdings, Inc. and Johnson & Johnson’s subsidiary DePuy Synthes, (collectively and with their respective subsidiaries, the “Inquiry Group”). The Company’s implants are delivered to the Inquiry Group, and the Company has no control over where members of the Inquiry Group distribute their products, and the Company is not in a position to comment on jurisdictions where the Inquiry Group members may distribute their products. The Company understands and is committed to complying with U.S. laws and the export controls and economic sanctions regulations applicable to its international business operations. As such, the Company’s contractual terms with the Inquiry Group require the Inquiry Group to be in compliance with all U.S. laws and regulations.

Comment 2.

Form 10-K for the year ended December 31, 2016

General

SEC comment: Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Management response:

As more fully set forth in the response to the comment above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with the countries Syria or Sudan. Accordingly, the Company is not aware of any revenues, assets or liabilities associated with the countries Syria or Sudan for the last three fiscal years and the nine months ended September 30, 2017 and, therefore, the Company has no reason to believe that the type of divestment or similar initiatives described in this comment would have a material impact on the Company’s reputation or the investment decisions of the Company’s investors.

If you have any questions regarding the above information please contact me at 630-652-5904.

Sincerely yours,

/s/ Jonathon M. Singer
Jonathon M. Singer Chief Financial and Administrative Officer, Corporate Secretary

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